UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

AgFeed Industries, Inc.

(Exact name of registrant as specified in its charter)

Nevada	20-2597168
(State of incorporation	(IRS Employer
or organization)	Identification No.)

100 Bluegrass Commons Blvd., Suite 310,
Hendersonville, Tennessee	37075
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
None	None

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: Common Share Purchase Rights

Item 1.	Description of Registrant’s Securities to be Registered.

On August 10, 2012, the Board of Directors (the “Board”) of AgFeed Industries, Inc. (the “Company”) declared a dividend of one common share purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share (the “Common Shares”). The dividend is payable on August 20, 2012 to the shareholders of record on August 20, 2012. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated August 10, 2012, between the Company and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (the “Rights Agent”).

The Board has adopted this Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of the outstanding common stock of the Company without the approval of the Board. The Rights Agreement should not interfere with any merger or other business combination approved by the Board.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Form 8-A. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock the Company issues after August 20, 2012 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one-quarter of one Common Share for $5.00 per full Common Share (equivalent to $1.25 for each one-quarter of a Common Share), once the Rights become exercisable. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until the earlier of (1) 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the Company’s outstanding common stock or (2) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an “Acquiring Person.”

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act — are treated as beneficial ownership of the number of shares of the Company’s common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Company’s common stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Plan are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is referred to as the “Distribution Date.” Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $5.00, purchase shares of the Company’s common stock with a market value of $10.00, based on the market price of the common stock prior to such acquisition.

•	Flip Over. If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $5.00, purchase shares of the Acquiring Person with a market value of $10.00 based on the market price of the Acquiring Person’s stock, prior to such merger.

•	Notional Shares. Shares held by Affiliates and Associates of an Acquiring Person, and Notional Shares held by counterparties to a Derivatives Contract with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Expiration. The Rights will expire on August 10, 2022.

Redemption. The Board may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of its common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company’s outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Common Shares, the number of Common Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Common Shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.

The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Right Certificate, is attached hereto as an exhibit. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.

(4.1)	Rights Agreement, dated as of August 10, 2012, between AgFeed Industries, Inc. and Broadridge Corporate Issuer Solutions, Inc., which includes as Exhibit A thereto the Form of Right Certificate and as Exhibit B thereto the Summary of Rights to Purchase Common Shares.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AGFEED INDUSTRIES, INC.

Date: August 10, 2012	By:	/s/ K. Ivan F. Gothner
K. Ivan F. Gothner
Chairman of the Board and
Chief Executive Officer

AGFEED INDUSTRIES, INC.

FORM 8-A

EXHIBIT INDEX

Exhibit Number	Description

(4.1)	Rights Agreement, dated as of August 10, 2012, between AgFeed Industries, Inc. and Broadridge Corporate Issuer Solutions, Inc., which includes as Exhibit A thereto the Form of Right Certificate and as Exhibit B thereto the Summary of Rights to Purchase Common Shares.

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